WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110[redacted]

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 8, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on July 8, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Issued: Thursday 08 July 2004

Marks and Spencer Group PLC ("Marks & Spencer" or "the Group")
Response to Revival Proposal

The Board of Marks & Spencer, which is being advised by Citigroup, Morgan Stanley and Cazenove, has met to consider the revised proposal announced yesterday by Revival Acquisitions Limited ("Revival").

The management team will be announcing its plans for the business on Monday, 12 July. This will include important new information in respect of the operations and strategy of Marks & Spencer. The Board believes that Revival's proposal for Marks & Spencer of 400 pence per share continues to undervalue the Group and its prospects significantly and, furthermore, is confident that it will demonstrate this to shareholders on 12 July. Accordingly, the Board would not be prepared to recommend an offer (if made) at this level. Following communication of the Group's strategy next Monday, shareholders will be able to make an informed assessment of the Board's view.

The Board is also concerned that there are a number of major areas of uncertainty in relation to Revival's proposal which Revival should clarify. These include:

- the ownership structure of Revival, its financing and any conditions attached to it;
- the characteristics and value of the share alternative;
- how Revival will deal with competition issues (which the Board believes are significant), including the undertakings Philip Green would be prepared to make to obtain competition clearance; and
- the extent of proposed due diligence and the assumptions which Revival has made in relation to its due diligence questions, including in relation to the funding of the pension scheme.

PRESS ENQUIRIES

Marks & Spencer 020 7268 1919
Paul Myners
Stuart Rose

Citigroup 020 7986 4000
Robert Swannell
Ian Hart
David James

Morgan Stanley 020 7425 5000
Simon Robey
Brian Magnus
Mark Brooker

Cazenove 020 7588 2828
David Mayhew
Duncan Hunter
Richard Wintour

Tulchan 020 7353 4200
Andrew Grant
Kirstie Hamilton
Katie Macdonald-Smith

The directors of Marks & Spencer Group plc accept responsibility for the information contained in this announcement and confirm that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Citigroup Global Markets Limited ("Citigroup") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the matters described in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the matters described in this announcement.

Cazenove & Co. Ltd ("Cazenove"), which is regulated in the United Kingdom by the Financial Services Authority, is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the matters described in this announcement.